UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

MATERIAL FACT
COMPAÑÍA CERVECERÍAS UNIDAS S.A.
REGISTRATION WITH SECURITIES REGISTER 0007
December 5, 2018

Mr.
Joaquín Cortez Huerta
President of the Comisión para el Mercado Financiero (Chilean Financial Market Commission):
Avenida Libertador Bernardo O`Higgins N°1449
Santiago
.

Dear Sirs,

In compliance with the provisions set forth in article 9 and second paragraph of article 10 of Law No. 18.045 (Chilean Securities Market Act) and Section II No. 2.2A of the General Standard No. 30 of the Chilean Financial Market Commission, on behalf of the Board of Directors and being duly authorized thereto, I hereby submit the following MATERIAL FACT regarding Compañía Cervecerías Unidas S.A. ("CCU"):

In accordance with the provisions of letter b) of the second paragraph of article 147 of the Chilean Corporations Act (Law No. 18.046), the Board of Directors of CCU resolved, at the meeting held today, to amend the Company´s general policy on usual practice, regarding transactions with related parties carried out in the ordinary course of business, in the terms set forth in the document annexed hereto, which is made available to shareholders at the corporate premises and on the website www.ccuinvestor.com, subsection Corporate Governance.

Kind regards,

Patricio Jottar Nasrallah
General Manager
COMPAÑÍA CERVECERÍAS UNIDAS S.A.

w.c.:	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bondholders’ Trustee.
File

Vitacura 2670/Las Condes

Santiago, Chile

Tel: (+56) 22 427 3000

www.ccu.cl

GENERAL POLICY ON TRANSACTIONS WITH RELATED PARTIES

The Board of Directors of Compañía Cervecerías Unidas S.A. (hereinafter referred to as the "Company" or "CCU"), at the meeting held on December 5, 2018, agreed to amend the general policy on the usual regular transactions with related parties carried out in the ordinary course of business of the Company (hereinafter referred to as the “Policy”), the updated text of which is included herein.

Pursuant to the provisions set forth in article 147 of the Chilean Corporations Act No. 18.046 (Ley sobre Sociedades Anónimas (hereinafter referred “LSA” by its Spanish acronym) all of the Company's transactions with related parties must be aimed at contributing to the corporate interest and its price, terms and conditions shall be similar to those prevailing in the market at the time of the approval thereof.

Moreover, it is established in the same provision that the following transactions may be carried out without complying with the other requirements and procedures established in the aforementioned article 147 of the LSA: (i) those that do not involve a “material amount”; (ii) with legal entities in which the Company directly or indirectly holds an equity interest of at least 95%, as well as the transactions between such legal persons; and (iii) those which, according to the Company´s general policy of usual practice, as determined by the Board of Directors, are carried out in the ordinary course of business of the Company.

Therefore, the following transactions are included among those referred to in the preceding paragraph:

1. Transactions that do not involve a “material amount”.

Transactions do not involve a “material amount” may be carried out without fulfilling the other requirements and procedures set forth in article 147 of the LSA. For such purposes, it is understood that any act or contract that exceeds 1% of the corporate assets is considered of a material amount, provided that such act or contract exceeds the amount equivalent to 2,000 Unidades de Fomento and, in any case, when it exceeds 20,000 Unidades de Fomento. All transactions carried out within a period of 12 (twelve) consecutive months by means of one or more similar o complementary to each other, with identical parties, including any related parties, or purpose, are deemed to be a single transaction, wherein the parties are duly identified,. These transactions will be exclusively reported to the Corporate Administration and Finance Management.

In those cases in which the counterparty of CCU is Inversiones y Rentas S.A., Quiñenco S.A., Heineken Chile Ltda., and any affiliates thereof (excluding the CCU Group as defined below); or a director, manager or principal executive officer of CCU or its subsidiaries; these transactions must be carried out after being analyzed by the Directors Committee and approved by the Board of Directors in accordance with article 147 of the LSA, with the sole exception of the provisions set forth in sub-paragraph b) of paragraph 3 below.

2. Transactions between and with legal persons in which the Company is the direct or indirect owner of, at least, 95% of the counterparty's equity interest.

Transactions with legal persons in which the Company directly or indirectly holds at least 95% of the equity interest, as well as any transactions between such legal persons, may be carried out without complying with the other requirements and procedures set forth in article 147 of the LSA.

3. Those transactions which, in accordance with the Company´s general policy of usual practice, as determined by the Board of Directors of the Company, are carried out in the ordinary course of business of the Company.

The following transactions, which are considered as habitual ones, are usually carried out and are necessary for the regular development of the business, may be carried out without complying with the other requirements and procedures set forth in article 147 of the LSA:

a) Transactions between the companies of the CCU Group.

For these purposes, "CCU Group" will refer to Compañía Cervecerías Unidas S.A. and its subsidiaries in which it directly or indirectly owns less than 95% of its equity interest, the current affiliates Foods Compañía de Alimentos CCU S.A., Cervecería Austral S.A., Cervecería Szot SpA, Bebidas CCU-PepsiCo SpA, Bebidas Carozzi CCU SpA, Promarca S.A. and its subsidiaries, Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S. and Distribuidora del Paraguay S.A., and any other present and future affiliates thereof.

Usual Transactions:

(i)	Carrying out any kind of financing transactions, either as creditor or debtor, including the execution, modification, extension or termination of credit agreements and the investment of cash surpluses;
(ii)	Execution of mercantile current account contracts and operations (“cuenta corriente mercantil”);
(iii)	Execution of marketing contracts, administration of real estate, consultancies, mandates, orders, provision of administrative and computer, accounting, financial, tax, legal services, conducting studies, reports and others; including the execution of "Shared Services Contracts" and "Sales and Distribution Agreements";
(iv)	Hiring advertising and marketing services for the development, promotion and support of the brands, categories and products of the CCU Group's business, including the purchase and sale of promotional and marketing items;
(v)	Lease and sublease for a maximum term of 5 years of warehouses, offices and plants;
(vi)	Execution of license and sub-licenses of industrial and intellectual property agreements;
(vii)	Purchase and sale of assets, finished products, inputs and / or raw materials; and
(viii)	Execution of tolling agreements, including but not limited to the product manufacture, packaging and/or labeling.
b)	With entities of the Quiñenco Group, Inversiones y Rentas S.A., Heineken Chile Ltda. and their affiliated companies (excluding the CCU Group); or a director, manager or principal executive officer of CCU or its subsidiaries.

Usual Transactions:

(i)	Sales by CCU or its subsidiaries of products manufactured and/or marketed by CCU and its subsidiaries, to specified individuals.
(ii)	Pursuant to the creation of the sales portal and the possibility of the Company to make direct sales to a director, manager or principal executive officer of CCU or its subsidiaries.
It is expressly stated that these transactions will continue to be carried out without complying with the other requirements and procedures established in article 147 of the LSA.

c) Transactions between CCU and Banco de Chile, Banchile Corredora de Bolsa S.A. and the subsidiaries thereof, Banco Santander Chile and others.

In this regard, the Board of Directors took into consideration what was stated by the administration, which pointed out that it is usual for the development of the Company to carry out frequently and/or daily, its management transactions which allow it to manage and optimize the cash and resources of the Company, and collect and pay accounts, which implies operating permanently and in one way or another with banking and financial entities, including but not limited to Banco de Chile and its subsidiary Banchile Corredores de Bolsa S.A., both of them belonging to the same Corporate Group to which the Company belongs, Banco Santander Chile, an affiliate related to a director of the Company, and any other bank or financial institution related to a director of the Company (jointly referred to as the "Financial Institutions"); it was specified that it refers to those transactions that the Financial Institutions carry out with their clients during the ordinary course of their business and that the aforementioned transactions are carried out, when appropriate, through instantaneous and frequent quotes on the banking and financial market, in order to opt at every opportunity for the alternative offering them the best conditions. In this regard, it is also worth bearing in mind that that the daily and usual financial administration of a company, although it must be subject to the control and supervision of the Board of Directors, requires, by its nature, that the decision-making be expeditious and fluid, in order to allow the financial administrator to operate efficiently and effectively in that market, and to optimize the use of the Company's resources and, consequently, leaving this type of daily transactions subject to the prior review and approval, would be materially impossible to do and contrary to the aforementioned purpose. Therefore, the following transactions with the Financial Institutions were authorized in accordance with the conditions and requirements mentioned in each case:

(i)	Foreign trade transactions, opening of collections in foreign currency, opening of letters of credit, payment of coverage, payment of customs duties, returns of exports;
(ii)	Trading desk and other financial transactions, temporary investments of both fixed and variable securities, repurchase agreements of term deposits, purchase and sale of foreign currencies, forwards purchase and/or sales in dollars and other currencies, performance bonds, financial derivatives, swaps, bank loans, bonds; and
(iii)	Opening of bank current accounts, overdraft lines, subscription of PAC agreements and obtaining corporate credit cards.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: December 11, 2018